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                         January 25, 2021

       James Keough
       Chief Financial Officer
       Sundial Growers Inc.
       #300, 919-11 Avenue SW
       Calgary, AB T2R 1P3
       Canada

                                                        Re: Sundial Growers
Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed January 21,
2021
                                                            File No. 333-252278

       Dear Mr. Keough:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Jason Lehner, Esq.